August 27, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Touchstone Strategic Trust (File Nos. 002-80859 and 811-03651)

Dear Sir or Madam:
We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 226 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission (the "Staff"). Pursuant to Rule 485(a), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on October 28, 2021. No fees are required in connection with this filing.
The Amendment is being filed for the purpose of registering a new share class of three existing series of the Trust: Class R6 shares for Touchstone Balanced Fund, Touchstone Large Cap Focused Fund, and Touchstone Value Fund.

Please direct any comments or questions on this filing to the undersigned at (513) 357-6029 or to Abigail Hemnes, Esq. of K&L Gates LLP at (617) 951-9053.

Best regards,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel